FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒      Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    ☐       No    ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

30 OCTOBER 2012

Draft Resolutions/Board Remarks

on the Items on the Agenda of the General Meeting

1.              Reduction in the Bank’s share capital through a reduction in the nominal value of the shares, as per article 4.4a of the Companies Act, as amended, for the purpose of forming a special reserve of equal amount. Amendment to article 4 of the Articles of Association and settlement of specific issues. Provision of approvals and powers.

Quorum:	2/3 of total ordinary voting shares
Majority:	2/3 + 1 of the votes represented (in person or by proxy)

For the purpose of proceeding with the voluntary offer announced by NBG (the “Bank”) on 5 October 2012 to acquire all the outstanding common registered shares of Eurobank Ergasias S.A. (hereinafter “Eurobank”) and, in line with NBG’s Board resolution of 5 October 2012 (the “Tender Offer”), there is need to increase NBG’s share capital so that the new shares arising under such increase be distributed to Eurobank’s shareholders who will offer their shares to NBG, pursuant to the Tender Offer, and contribute to NBG the shares they own in Eurobank as contribution in kind. Since, however, the current market value of NBG ordinary shares (EUR 2.01) is considerably lower than their nominal value (EUR 5.00), there is need to reduce the nominal value of NBG ordinary shares (as, indeed, other banks whose shares are traded on the ATHEX have already done), so that NBG’s share capital increase, as outlined above, can be effected.

To this end, it is proposed that the Bank’s share capital be reduced by EUR 3,824,361,928 by means of a reduction in the nominal value of the Bank’s ordinary voting shares from EUR 5.00 to EUR 1.00, as per article 4.4a of the Companies Act, as amended by virtue of article 32 of Law 3763/2009, as applicable, for the purpose of forming a special reserve. Following the share capital reduction as above, the Bank’s share capital will amount to EUR 2,313,590,482, divided into: (a) 956,090,482 ordinary registered shares, of a par value of EUR 1.00 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, of a par value of EUR 0.30 each and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, of a par value of EUR 5.00 each.

It is also proposed that a special reserve be formed (as per article 4.4a of the Companies Act), which will be credited with EUR 3,824,361,928. Pursuant to the Law, this special reserve may only be (a) capitalized and (b) set off against write-down of the Bank’s losses.

Accordingly, article 4 of the Bank’s Articles of Association should be amended as follows:

1) Amendment to article 4.1 as follows:

“1. The Bank’s share capital increase amounts to EUR 2,313,590,482 and is divided into: (a) 956,090,482 ordinary shares, of a par value of EUR 1.00 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a par value of EUR 0.30 each, and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a par value of EUR 5.00 each.

2) Addition to article 4.2(lv) as follows:

“(lv) By EGM resolution of                                     the Bank’s share capital is reduced by EUR 3,824,361,928 by means of a reduction in the nominal value of common voting shares from EUR 5.00 to EUR 1.00, as per article 4.4a of the Companies Act, as amended by virtue of article 32 of Law 3763/2009 and as applicable, for the purpose of forming a special reserve. Accordingly, the Bank’s share capital amounts to EUR 2,313,590,482 and is divided into: (a) 956,090,482 ordinary shares, of a par value of EUR 1.00 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinabove, of a par value of EUR 0.30 each and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinabove, of a par value of EUR 5.00 each.

Furthermore, it is proposed that the Bank’s Chief Executive Officer, Deputy Chief Executive Officer, Mr Pavlos Mylonas, General Manager, and Mr Panagiotis Chatziantoniou, Manager of Financial Services be authorized to proceed, acting on a sole or joint basis, with any necessary actions, declarations, applications and submission of documents in order to carry out the said General Meeting resolutions, obtain permits and approvals from the Bank of Greece, the ATHEX, and the Ministry of Development, and to proceed with any other relevant issue, with the option of appointing for this purpose one or more Bank officers.

2.              Increase in the Bank’s share capital by means of the issue of new ordinary registered shares against a contribution in kind, with abolition of the preemptive rights of existing shareholders. Amendment to article 4 of the Articles of Association and settlement of particular matters. Provision of approvals and powers.

Quorum:	2/3 of total ordinary voting shares
Majority:	2/3 + 1 of the votes represented (in person or by proxy)

With regard to the above item, it is noted that for the purpose of proceeding with the voluntary offer announced by NBG on 5 October 2012 regarding the acquisition of all outstanding ordinary registered shares of Eurobank Ergasias S.A. (hereinafter “Eurobank”) and in accordance with NBG’s Board resolution of 5 October 2012 (the “Tender Offer”) it is necessary to increase the Bank’s share capital so that the new shares arising under such increase can be distributed to the holders of Eurobank shares who will offer their shares to NBG under the Tender Offer and who will contribute to NBG the shares they hold in Eurobank, as contribution in kind. To this end, it is proposed that the Bank’s share capital be increased with contribution in kind and the preemption rights of existing shareholders be abolished, as follows:

1. The Bank’s share capital shall be increased by up to EUR 320,362,274 by means of the issue of up to 320,362,274 new ordinary voting registered shares of a par value of EUR 1.00 each against contribution in kind of up to 552,948,427 ordinary voting registered shares of Eurobank, of a par value of EUR 2.22 each, i.e. 100 ordinary shares of Eurobank for 58 newly issued NBG ordinary shares. As a result of this increase, the Bank’s share capital will amount to EUR 2,633,952,756 and be divided into: (a) 1,276,452,756 ordinary shares, of a par value of EUR 1.00 each, (b) 25,000,000 redeemable, registered preference shares without voting right or cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a par value of EUR 0.30 each and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a par value of EUR 5.00 each.

2. The preemptive right of the Bank’s existing shareholders shall be abolished in respect of the increase as above, pursuant to article 13.10 of the Companies Act and articles 5.6 and 5.7 of the Bank’s Articles of Association. To this end, the Board submits to the EGM the following statement in compliance with articles 5.6 and 5.7 of the Bank’s Articles of Association and article 13.10 of the Companies Act:

Statement of the Board of Directors

under par. 6 and 7 of art. 5 of the Bank’s Articles and Association and the provisions of art. 13 par. 10 of the Companies Act 2190/1920

The Board of Directors wishes to inform the Shareholders of the Bank of the rationale underlying the abolishment of their preemptive rights in the proposed capital increase with contribution in kind.

On 5 October 2012 the Bank submitted a voluntary offer to acquire all the outstanding ordinary shares with voting rights issued by Eurobank Ergasias S.A., including the ordinary shares with voting rights already held by the Offeror, whether directly or indirectly, at an exchange ratio of fifty-eight (58) new ordinary registered shares of NBG of a par value of

EUR 1.00 per share for every one hundred (100) validly offered shares of Eurobank Ergasias S.A..

In order to give the shareholders of Eurobank new shares, it is necessary to abolish the preemptive rights of existing NBG shareholders as provided for by art. 5.6  of the Bank’s Articles of Association.

In any case, the offer price of the new shares arising from the above exchange ratio is advantageous to the Bank’s shareholders on the basis of the respective price ratio of the two banks (as it stands at the present date), as well as in light of the benefits expected to arise from the successful outcome of the said tender offer.

More specifically, the enlarged NBG Group will have, based on the financial statements of NBG and Eurobank as at 31 March 2012, combined total assets of €177.7 billion, total net loans of €109.7 billion and deposits of €87.9 billion and will benefit from a network of 925 branches in Greece, together with an enhanced presence in South Eastern Europe, with material positions in key regional markets including Turkey, Romania, Bulgaria and Serbia.

Customers will benefit from the enhanced capabilities of the combined group drawing on each bank’s competitive strengths, including a wider product offering, improved capacity to lend, and better and more efficient service.

It is estimated that the combined group will achieve annual pre-tax synergies of the order of €570-630 million by end 2015. Sources of synergies include, inter alia:

•                  Combining the domestic and regional branch networks of the two banks;

•                  Consolidating infrastructure, systems and central operations;

•                  Reducing general and administrative expenses in Greece and internationally;

•                  Optimising the deposit gathering and funding strategy of the combined group; and

•                  Increasing share of wallet from existing customers through the enhanced product offering and balance sheet capacity of the combined group.

It must be stressed that the combined group intends to manage the timing of the integration process in a flexible manner to limit as much as possible the social impact on the employees of both banks in light of the current environment.

Note that, according to the fairness opinion obtained by the Board of Directors from CREDIT SUISSE SECURITIES (EUROPE) LIMITED, the said exchange ratio is fair and reasonable.

In light of the above, the Board of Directors proposes an increase in the Bank’s share capital of up to EUR 320,362,274 through the issue of up to 320,362,274 new ordinary registered shares of a par value of EUR 1.00 each with the contribution of 552,948,427 ordinary registered shares of Eurobank of a par value of EUR 2.22 each, i.e. 100 ordinary Eurobank shares for every 58 new ordinary shares of NBG and abolishment of the preemptive rights of the Bank’s existing shareholders. The said share capital increase shall be covered in its entirety by the ordinary shareholders of Eurobank who shall accept the voluntary tender offer submitted on 5 October 2012, as per the provisions of art. 18 of Law 3461/2006 and the prospectus of the voluntary tender offer.

Athens, 5 October 2012

The Board of Directors

3. It is proposed that the said share capital increase be covered in its entirety by the ordinary shareholders of Eurobank who shall accept the Tender Offer as per the provisions of art. 18 of Law 3461/2006 and the prospectus of the voluntary tender offer.

4. It is proposed that the deadline by which the share capital increase shall be fully covered and contribution in kind made last through to settlement of the Tender Offer, as specified in the Tender Offer prospectus (which will not extend more than four months beyond the General Meeting decision). If, following the said deadline, the increase has not been fully covered, the share capital shall be increased up to the amount of the cover, as per art. 13a of the Companies Act 2190/1920.

5. Each Eurobank share contributed shall be valued in accordance with the provisions of art. 9a par. 1 of the Companies Act 2190/1920, i.e. at the weighted average price at which the said shares were traded on the Athens Exchange over the final six months prior to the offer, which valuation is expected to take place immediately after the lapse of the acceptance period, as per the provisions of Law 3461/2006 and the Tender Offer prospectus.

6. It is proposed that the Board of Directors be authorized, pursuant to art. 13.6 of the Companies Act 2190/1920, as amended, to set the offer price of the new shares within a period of time that shall not exceed one year. The amount resulting from the difference between the par value and the offer price of the new shares shall be credited to the Share Premium Account.

7. The new shares shall be in dematerialized form and entitled to 2012 dividend, subject to the Bank’s Annual General Meeting decision to distribute dividends for this year, and provided that the new shares shall have been credited to the beneficiaries’ accounts in the Dematerialized Securities System (DSS) by the ex-rights date.

8. Art. 4 of the Bank’s Articles of Association should be amended accordingly:

1) Art. 4 par. 1 shall be amended as follows:

“1. The Bank’s share capital amounts to EUR 2,633,952,756 and is divided into: (a) 1,276,452,756 ordinary shares of a par value of EUR 1.00 each, (b) 25,000,000 redeemable, registered preference shares without voting right and cumulative dividend, as defined in par. 2(xlvii) hereinbelow, of a par value of EUR 0.30 each and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) hereinbelow, of a par value of EUR 5.00 each.”

2) The following paragraph shall be added to Art. 4 par. 2:

“lvi) By resolution of the EGM dated                     it was decided to increase the Bank’s share capital by EUR 320,362,274 through the issue of 320,362,274 new ordinary registered shares with voting right against contribution in kind of 552,948,427 ordinary registered shares with voting right issued by Eurobank of a par value of EUR 2.22, i.e. at an exchange ratio of 100 ordinary shares of Eurobank for every 58 new ordinary shares of the Bank.

As a result, the Bank’s share capital amounts to EUR 2,633,952,756 and is divided into: (a) 1,276,452,756 ordinary shares of a par value of EUR 1.00 each, (b) 25,000,000 redeemable, registered preference shares without voting right and cumulative dividend, as defined in par. 2(xlvii) herein, of a par value of EUR 0.30 each and (c) 270,000,000 redeemable, registered preference shares pursuant to Law 3723/2008, as defined in par. 2(xlix) and 2(liv) herein, of a par value of EUR 5.00 each.”

9. Regarding the above the Bank shall prepare and file with the Capital Market Commission a Prospectus as per Law 3401/2005. To this end it is proposed that the Board of Directors assign the preparation of the Prospectus and communication with the Capital Market Commission to Messrs Paul Mylonas and Panagiotis Chatziantoniou acting jointly or solely. The Board of Directors shall approve the final draft of the Prospectus in Greek at a subsequent meeting. Furthermore, the Bank shall prepare and intends to distribute an International Offering Circular. To this end it is proposed to authorize Messrs Paul Mylonas and Panagiotis Chatziantoniou, acting jointly and/or solely, to finalize and sign the final document, as well as any other subsequent document.

10. Furthermore, it is proposed that the Extraordinary General Meeting authorize the CEO, the Deputy CEO, General Manager Mr Paul Mylonas, and Manager of Financial Services Panagiotis Chatziantoniou, acting jointly or solely, to enter into any other legal act or action required for the implementation of this decision to increase the Bank’s share capital, obtaining permissions and approvals from the Bank of Greece, the Ministry of Development, the Capital Market Commission and the Athens Exchange, and listing and trading of the new shares on the ATHEX, with the option to assign the said actions to one or more officers of the Bank.

3.              Election of members of the Board of Directors.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

Further to the Board decision dated 9.7.2012, it was noted that in view of the significant changes in Board composition that took place by virtue of decisions 1454/28.6.2012 and 1455/9.7.2012 (which also concerned the election of directors Messrs. Georgios Zanias, Alexandros Tourkolias, and Petros Christodoulou, in replacement of Messrs. Vassilios Rapanos and Apostolos Tamvakakis), it is necessary to secure the expression of confidence of the Bank’s Shareholders in the members of the Board at the next General Meeting of Shareholders, as was the case with previous such changes in Management, in accordance moreover with the aforesaid Board decision of 9.7.2012.

For these reasons, and taking into consideration the fact that the three-year term of the entire current Board of Directors is due to end in January 2013 (being extended until the 2013 Annual General Meeting), it is proposed to the Extraordinary General Meeting of Shareholders (following recommendation also by NBG’s Corporate Governance & Nominations Committee)

that a new Board be elected for a three-year term, in accordance with the Articles of Association and will last until the General Meeting of 2016 (at which its term may be renewed). It is proposed that all the current fourteen members of the Board participate in the new Board, i.e.  Messrs Georgios Zanias, Alexandros Tourkolias, Petros Christodoulou, H.E. the Metropolitan of Ioannina Theoklitos, Stefanos Vavalidis, Ioannis Giannidis, Spyridon Theodoropoulos, Efthymios Katsikas, Stavros Koukos, Ms Alexandra Papalexopoulou-Benopoulou, Mr Petros Sabatacakis, Ms Maria Frangista, and Messrs Alexandros Makridis and Charalambos Makkas, in their capacities as specified below, as per the provisions of Law 3016/2002, while the thirteenth and fourteenth members have been appointed as representatives of the Greek State and the Financial Stability Fund (under the provisions of Law 3723/2008 and Law 3864/2010):

Executive members:

• Alexandros G. Tourkolias, CHIEF EXEECTIVE OFFICER

• Petros N. Christodoulou, DEPUTY CHIEF EXECUTIVE OFFICER

Non-executive members:

• Georgios P. Zanias, CHAIRMAN OF THE BOARD OF DIRECTORS

• Ioannis K. Giannidis

• Efthymios C. Katsikas

• Stavros A. Koukos

Independent non-executive members:

• H.E. the Metropolitan of Ioannina, Theoklitos

• Stefanos C. Vavalidis

• Spyridon I. Theodoropoulos

• Alexandra T. Papalexopoulou-Benopoulou

• Petros K. Sabatacakis

• Maria A. Frangista

• Alexandros N. Makridis, Representative of the Greek State

• Charalambos A. Makkas, Representative of the Financial Stability Fund

4.              Election of members of the Audit Committee.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

Article 37 of Law 3693/2008 provides for the following:

1. Every entity of public interest shall establish and maintain an Audit Committee, which shall be composed of at least two non-executive members and one independent non-executive member of its management body. All the members of the Audit Committee are appointed by the General Meeting of shareholders or partners, while the independent non-executive member of the Audit Committee must have demonstrated adequate expertise in matters relating to accounting and auditing.

2. Without changing or reducing the obligations of the members of the management bodies appointed by the General Meeting of shareholders or partners of the entity under review, the Audit Committee shall have, by way of example, the following obligations:

A) to monitor financial reporting procedures;

B) to monitor the effective operation of the internal control and the risk management systems, and to monitor the effective operation of the internal audit unit of the entity under review;

C) to monitor the progress of mandatory audit of stand-alone and consolidated financial statements;

D) to review and monitor matters related to the existence and maintenance of objectivity and independence of the legal auditor or auditing office, particularly with regard to the provision to the entity under review of other services by the legal auditor or auditing office.

3. The proposal of the management body of the entity under review to the General Meeting regarding the appointment of a legal auditor or auditing office shall be made following the recommendation of the Audit Committee.

4. The legal auditor or auditing office is under obligation to report to the Audit Committee every issue that is related to the progress and results of the mandatory audit, and to submit a specific report describing any shortcomings in the system of internal control, and in particular any shortcomings in procedures concerning financial reporting and the preparation of the financial statements.

In light of the election of a new Board of Directors, it is proposed that the membership of the NBG’s Audit Committee be affirmed by decision of the Shareholders as it stands today, i.e.:

• Petros Sabatacakis, Chairman

• Alexandra Papalexopoulou-Benopoulou, Vice Chairman

• Stefanos Vavalidis

• Alexandros Makridis

• Charalambos Makkas

• Maria Frangista

Of the aforesaid persons, it is noted that Mr P. Sabatacakis and Ms A. Papalexopoulou-Benopoulou have demonstrated adequate expertise in matters relating to accounting and auditing.

The Bank’s Legal Counsel and General Manager of Corporate Governance Mr Miltiadis Stathopoulos participates in the meetings of the Committee though without voting rights.

5.              Approval of contracts of the Bank with members of the Board, under article 23a of the Companies Act.

Quorum:	1/5 of total ordinary voting shares
Majority:	50% + 1 of the votes represented (in person or by proxy)

Under the Companies Act (Codified Law 2190/1920), the contracts of the Bank with the members of the Board of Directors, including contracts for the provision of independent services of executive directors, are submitted for approval by the General Meeting of Shareholders.

Further to the decision of 28/6/2012 of this year’s AGM, which approved all kinds of pay of Management and the Board of Directors, the following provisions apply in respect of the regular pay of members of Senior Management:

By decision of the Extraordinary General Meeting of shareholders of 14.1.2010  (following recommendation of the HR & Remuneration Committee) in light of conditions and policy more generally, the compensation of both the Chairman and the Chief Executive Officer at that time (i.e. Messrs V. Rapanos and A. Tamvakakis) were reduced by 15% (€25,500 instead of €30,000 per month) vis-à-vis the compensation of the previous Chairman and CEO. This year’s General Meeting, following recommendation by Management, taking into consideration the adverse economic climate and in the context of cost cutting, decided on a further reduction in the compensation of the Chairman, the CEO and the Deputy CEOs, as of 1/4/2012, by 15%, i.e. €21,675 per month for the Chairman and the CEO and €21,250 per month for the Deputy CEOs. In line with subsequent decisions of the Board (meetings dated 28.6.2012 and 9.7.2012) the duties of Chairman of the Board were assigned to Mr G. Zanias, Chief Executive Officer to Mr A. Tourkolias, and Deputy Chief Executive Officer to Mr P. Christodoulou, without differentiation in respect of the financial terms and other conditions that had applied to their predecessors.

At the Extraordinary General Meeting of Shareholders it will be proposed (upon recommendation by the HR & Remuneration Committee) to approve the Bank’s contracts for the provision of independent services with the Chairman, the Chief Executive Officer and the Deputy Chief Executive Officer, which will include the said financial terms (and any other adjustment in compensation that may be duly decided by the General Meeting during their term of office) and will last until the 2016 AGM (and may then be renewed), and of course on condition that in any case the conditions and terms of article 1.3 of Law 3723/2008 continue to apply, for as long as the preference shares held by the Hellenic Republic continue to exist, as provided for by the said legal provision.

Furthermore, it is proposed that the contracts of the members of top management include the following material terms (as set forth also in the contracts of previous Managements):

• work: the work required in respect of the powers and responsibilities that have been, or may be, assigned to each member of the Board;

• evaluation by the Board of services rendered each year;

• life and accident insurance at the expense of the Bank;

• granting, at the discretion of the Board, of an annual bonus (provided that legal provisions allow for such);

• confidentiality;

• avoidance of situations that may give rise to conflicts of interest;

• premature termination of contract only for important reason without compensation; in all other cases, termination of contract with compensation equal to compensation up to the time of normal termination of contract, the maximum being the compensation for one year.

ANNEX 1

How shareholders can exercise their shareholder rights

In accordance with articles 26.2b and 28a of the Companies Act, as amended and supplemented by, respectively, articles 3 and 5 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person listed as a shareholder (i.e. holder of ordinary registered shares of the Bank) in the registry of the Dematerialized Securities System (formerly the Central Securities Depository) managed by Hellenic Exchanges S.A. (“HELEX”), in which the shares of the Bank are recorded, is entitled to participate in the Extraordinary General Meeting, according to the specific provisions outlined hereinbelow. Each ordinary share is entitled to one vote. Under article 1 of Law 3723/2008 the Bank’s preference shares entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. Proof of shareholder status should be provided by presenting relevant certification from HELEX at the latest by the third day prior to the Meeting. Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form. Alternatively, proof of shareholder status can be provided through direct electronic link-up of the Bank with the records of the Dematerialized Securities System.

Shareholder status must exist on 25 October 2012 (Record Date), i.e. at the start of the 5th day prior to the date of the General Meeting of 30 October 2012, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 27 October 2012 at the latest, i.e. on the 3rd day prior to the date of the Extraordinary General Meeting. Only those who have shareholder status on the said Record Date are considered to be entitled to participate and vote in the Extraordinary General Meeting. Shareholders who do not comply with the provisions of article 28a of the Companies Act may participate in the Extraordinary General Meeting only after the Meeting has authorized them to do so. To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the Extraordinary General Meeting.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the Extraordinary General Meeting and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders.

Legal entities may participate in the Extraordinary General Meeting by appointing up to 3 natural persons as proxy holders. However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the Extraordinary General Meeting, separate proxy holders for the shares appearing in each Account. A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the Extraordinary General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder: (i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder; (ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the Extraordinary General Meeting. The Bank shall make available the form to be used for appointing a proxy holder on its website (www.nbg.gr). The said form, filled in and signed by the shareholder, must be filed with the Bank’s Shareholder Sub-Division (ground floor, 93 Eolou Street, Athens) or the Head Branch or any branch of the Bank’s network, or sent by fax to +30 2103343404, 2103343406, 2103343410 and 2103343443 at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343421, 2103343416 and 2103343419. The Articles of the Bank do not provide for participation in the Extraordinary General Meeting by electronic means without the Shareholder attending the Meeting in person at the place where it is held. Similarly, the Articles do not provide for participation in voting by distance voting.

MINORITY RIGHTS

(a) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s Board of Directors is obliged to include additional items in the Agenda of the Extraordinary General Meeting, provided that the said request is communicated to the Board by 15 October 2012, i.e. at least 15 days prior to the General Meeting. The said request should be accompanied by justification or a draft resolution to be approved by the Extraordinary General Meeting and on 17 October 2012, i.e. 13 days prior to the Extraordinary General Meeting, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank’s website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the Companies Act.

(b) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of the Companies Act, make available to shareholders by 24 October 2012 at the latest, i.e. at least 6 days prior to the Extraordinary General Meeting, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board by 23 October 2012, i.e. at least 7 days prior to the Extraordinary General Meeting.

(c) If any shareholder so requests, and provided that the said request is filed with the Bank by 25 October 2012, i.e. at least 5 full days before the Extraordinary General Meeting, the Board of Directors is obliged to provide the Extraordinary General Meeting with information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board of Directors may provide a single answer to shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank by 25 October 2012, i.e. at least 5 full days prior to the Extraordinary General Meeting, the Board of Directors is obliged to provide the Extraordinary General Meeting with information on the course of the business affairs and financial status of the Bank. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of shareholder status through direct electronic link-up between the records held by HELEX and the Bank may also serve as such proof.

In the event that the Extraordinary General Meeting of Shareholders held on 30 October 2012 does not achieve quorum, Shareholders are hereby invited to attend a 1st Repeat Meeting on Monday, 12 November 2012, at 12:00, at the same address.

For shareholders to be entitled to participate in the 1st Repeat Meeting, shareholder status must exist on 8 November 2012 (Record Date), i.e. at the start of the 4th day prior to the date of the 1st Repeat Meeting of 12 November 2012, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 9 November 2012 at the latest, i.e. on the 3rd day prior to the date of the 1st Repeat Meeting.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the 1st Repeat Meeting.

In the event that the Extraordinary General Meeting of Shareholders held on 12 November 2012 does not achieve quorum, Shareholders are hereby invited to attend a 2nd Repeat Meeting on Friday, 23 November 2012, at 12:00, at the same address.

For shareholders to be entitled to participate in the 2nd Repeat Meeting, shareholder status must exist on 19 November 2012 (Record Date), i.e. at the start of the 4th day prior to the date of the 2nd Repeat Meeting of 23 November 2012, and the relevant written certification or the electronic verification of shareholder status must have been received by the Bank by 20 November 2012 at the latest, i.e. on the 3rd day prior to the date of the 2nd Repeat Meeting.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the 2nd Repeat Meeting.

With regard to the procedure whereby Shareholders exercise their voting rights and minority rights at the 1st and 2nd Repeat Meetings, should such Meetings take place, all the respective provisions set out hereinabove shall apply.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of the Companies Act, including the invitation to the Extraordinary General Meeting, the proxy appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under article 27.3(c) and (d) of the Companies Act can be obtained from the Bank’s Shareholder Sub-Division (ground floor of the Megaro Mela, 93 Eolou Street, Athens).

ANNEX 2

No of votes:

BALLOT PAPER OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

30 OCTOBER 2012

(and of any adjourned or postponed meetings thereof)

ITEM		NO	ABSTAIN
1st:

Reduction in the Bank’s share capital through a reduction in the nominal value of the shares, as per article 4.4a of the Companies Act, as amended, for the purpose of forming a special reserve of equal amount. Amendment to article 4 of the Articles of Association and settlement of specific issues. Provision of approvals and powers.

2nd:

Increase in the Bank’s share capital by means of the issue of new ordinary registered shares against a contribution in kind, with abolition of the preemptive rights of existing shareholders. Amendment to article 4 of the Articles of Association and settlement of particular matters. Provision of approvals and powers.

3rd:	Election of members of the Board of Directors. Executive Members:
Mr. Alexandros G. Tourkolias, Chief Executive Officer
Mr. Petros N. Christodoulou, Deputy Chief Executive Officer
Non-Executive Members:
Mr. Georgios P. Zanias, Chairman of the Board of Directors
Mr. Ioannis C. Giannidis
Mr. Efthymios C. Katsikas
Mr. Stavros A. Koukos
Independent Non-Executive Members:
H.E. the Metropolitan of Ioannina Theoklitos
Mr. Stefanos C. Vavalidis
Mr. Spyridon J. Theodoropoulos
Ms Alexandra T. Papalexopoulou - Benopoulou
Mr. Petros K. Sabatacakis
Ms Maria A. Frangista
Mr. Alexandros N. Makridis, Greek State representative
Mr. Charalampos A. Makkas, Hellenic Financial Stability Fund representative

4rd:	Election of members of the Audit Committee.
Petros Sabatacakis, Chairman
Alexandra Papalexopoulou - Benopoulou, Vice Chairman
Stefanos Vavalidis
Alexandros Makridis
Charalampos Makkas
Maria Frangista

5th:	Approval of contracts of the Bank with members of the Board, under article 23a of the Companies Act.

NOTE:   IF YOU APPROVE OF THE ABOVE ITEMS, YOU ARE REQUESTED TO DELIVER THIS BALLOT PAPER WITH NO MARKS HEREON

NATIONAL BANK OF GREECE

Number of shares and voting rights

In line with the provisions of article 27.3(b) of the Companies Act 2190/1920, as amended, National Bank of Greece hereby discloses the total number of shares and voting rights existing as at 8 October 2012, the date of the invitation to shareholders to attend the Bank’s forthcoming Extraordinary General Meeting:

•                  956,090,482 common registered shares with the right to vote at the Extraordinary General Meeting;

•                  25,000,000 redeemable non-voting non-cumulative preference shares, as specified in article 4.2.xlvii of the Bank’s Articles of Association, without the right to vote at the Extraordinary General Meeting;

•                  270,000,000 redeemable preference shares under Law 3723/2008 held by the Hellenic Republic, as stated in article 4.2.xlix of the Bank’s Articles of Association, but with the rights provided under Law 3723/2008 to the representative of the Hellenic Republic.

DECLARATION – AUTHORIZATION FOR PARTICIPATION IN THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 30/10/2012, AND ANY REPEAT MEETINGS THEREOF

To National Bank of Greece S.A.

Shareholder Sub-Division

93 Aiolou St., Athens, 10232

SHAREHOLDER’S PARTICULARS

NATURAL PERSON			LEGAL ENTITY

Surname :			Name :

First name :			Representative:

Father’s name :
Authorized Contact:
Evidence of ID :	ID card ☐	Passport ☐

ID card/Passport No.:			Registered Office:

Telephone No.:			Telephone No.:

INVESTOR’S ACCOUNT:			INVESTOR’S ACCOUNT:

Share	Number of shares
GRS003013000
NATIONAL BANK OF GREECE S.A.

AUTHORIZATION

I, the undersigned Shareholder, solemnly declare that I am a shareholder of the Bank on the Record Date (as stated in the Invitation to the General Meeting) and intend to participate in the above General Meeting. Furthermore, I hereby appoint Mr/Mrs/Ms:

to be my proxy, granting authority (jointly or to each one separately) to represent me in the Extraordinary General Meeting of Shareholders of National Bank of Greece to be held on 30/10/2012 and any repeat meetings thereof, declaring in advance that I approve of any action taken by him/her in respect thereof. I further authorize my proxy to appoint another proxy to act for him/her in the event of impediment.

It is hereby certified* that the shareholder’s signature	Date

appears genuine	The Shareholder

(*by the Greek consulate authorities or any NBG branch)	(Shareholder’s signature)

Note for Natural Persons:

If no proxy is declared, it shall be understood that you will participate in person at the General Meeting.

You are requested to fill in, sign and send this form to the Bank’s Shareholders Service (93 Eolou St., Athens, ground floor) or to the Head branch or any branch of the Bank, or by fax to: +30 2103343404, +30 2103343406, +30 2103343410 by Friday, 26/10/2012, at the latest and for the 1st Repeat of 12/11/2012 by Friday 9/11/2012 at the latest and for the 2nd Repeat of 23/11/2012 by Tuesday 20/11/2012 at the latest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: October 11th, 2012

Chief Executive Officer